UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

SCANVEC AMIABLE LTD.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share	M82400108

(Title of Class of Securities)	(CUSIP Number)

David H. Schapiro, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7726
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 49 Pages)

CUSIP No. M82400108	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: Benjamin Givli. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. M82400108	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Yacha Sutton. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. M74919107	13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Yozma Venture Capital Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

Item 1.     Security And Issuer.

The name of the issuer to which this Amendment relates is Scanvec Amiable Ltd. (“Scanvec”). Its principal executive offices are located at International Plaza Two, Suite 625, Philadelphia, Pennsylvania 19113-1518. This Amendment relates to Scanvec’s Ordinary Shares, NIS 1.00 par value per share.

This constitutes amendment number 6 (the “Amendment”) to Schedule 13D files previously by the Reporting Persons (as defined in Item 2 below).

Item 2.     Identity and Background

The Reporting Persons are, Benjamin Givli, Yacha Sutton and Yozma Venture Capital Ltd.

(1)	(a)	Name: Benjamin Givli (“Givli”).

(b)	Address: 62 Pinkas Street, Tel Aviv, Israel.

(c)	Occupation and Employment: Director of corporations.

(d)	Criminal Proceedings: During the previous five (5) years, Givli has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings: During the previous five (5) years, Givli has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israel.

(2)	(a)	Name: Yacha Sutton (“Sutton”).

(b)	Address: 6 Openheimer Street, Tel Aviv, 69395, Israel.

(c)	Occupation and Employment: Director of corporations.

(d)	Criminal Proceedings: During the previous five (5) years, Sutton has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings: During the previous five (5) years, Sutton has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israel.

(3)	Yozma Venture Capital Ltd. (“Yozma”), is incorporated under the laws of the State of Israel. Yozma’s principal business is venture capital investments in companies and the address of its Principal Office is 40 Einstein Street, Ramat Aviv Tower, 11th Floor, Tel Aviv, 69102, Israel.

(d)	Criminal Proceedings: During the previous five (5) years, none of Yozma, or to the knowledge of Yozma, any director or executive officer of Yozma, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings: During the previous five (5) years, none of Yozma, or to the knowledge of Yozma, any director or executive officer of Yozma, has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, Yozma was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to executive officers, directors, persons controlling Yozma and each executive officer and director of any corporation or other person ultimately in control of Yozma:

Name and Address	Present Principal Occupation	Citizenship
Ehud Angel (1) 2 Hanamal Street, Haifa, Israel	Director of corporations.	Israel
Eyal Ofer (2) 18 Upper Brook Street, London, England	Director of corporations.	Israel, Austria
Idan Ofer (3) 21 Ha'arbaha Street, Tel Aviv, Israel	Director of corporations.	Israel
Yoav Doppelt (4) 40 Einstein Street Tel-Aviv, Israel	Executive officer and director of corporations.	Israel

(1) Ehud Angel, through companies in his control and a series of agreements, controls 50% of Yozma and is the chairman of the board of directors of Yozma.

(2) Eyal Ofer, through companies in his control and a series of agreements, controls 50% of Yozma.

(3) Idan Ofer is a director of Yozma.

(4) Yoav Doppelt is the Chief Executive Officer of Yozma.

Item 3.     Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.     Purpose of Transaction.

The Reporting Persons have disposed of 1,508,956 Ordinary Shares of Scanvec representing all of their holdings in Scanvec. The Reporting Persons disposed of such shares at a price per share of $0.85 through a series of six agreements with private companies dated as of April 7, 2004.

Item 5.     Interest in Securities of the Issuer.

Following the consummation of the agreements described in Item 4, the Reporting Persons have no interest in the securities of Scanvec.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D/A, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 and any other person with respect to any securities of Scanvec, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1	Stock Purchase Agreement, dated as of April 7, 2004, by and between Rockwood Group LLC and Yozma Venture Capital Ltd.

2	Stock Purchase Agreement, dated as of April 7, 2004, by and between Rockwood Group LLC and Yozma Venture Capital Ltd.

3	Stock Purchase Agreement, dated as of April 7, 2004, by and between Bridges & PIPEs LLC and Yozma Venture Capital Ltd.

4	Stock Purchase Agreement, dated as of April 7, 2004, by and between Rockwood Group LLC and Yacha Sutton.

5	Stock Purchase Agreement, dated as of April 7, 2004, by and between X Securities Ltd. and Yacha Sutton.

6	Stock Purchase Agreement, dated as of April 7, 2004, by and between Y Securities Ltd. and Benjamin Givli.

CUSIP No. M74919107	13D/A	Page 9 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May __, 2004

—————————————— Benjamin Givli

—————————————— Yacha Sutton

Yozma Venture Capital Ltd. Yoav Doppelt —————————————— Yoav Doppelt Chief Executive Officer

Exhibit Index

Exhibit No.	Description

1	Stock Purchase Agreement, dated as of April 7, 2004, by and between Rockwood Group LLC and Yozma Venture Capital Ltd.

2	Stock Purchase Agreement, dated as of April 7, 2004, by and between Rockwood Group LLC and Yozma Venture Capital Ltd.

3	Stock Purchase Agreement, dated as of April 7, 2004, by and between Bridges & PIPEs LLC and Yozma Venture Capital Ltd.

4	Stock Purchase Agreement, dated as of April 7, 2004, by and between Rockwood Group LLC and Yacha Sutton.

5	Stock Purchase Agreement, dated as of April 7, 2004, by and between X Securities Ltd. and Yacha Sutton.

6	Stock Purchase Agreement, dated as of April 7, 2004, by and between Y Securities Ltd. and Benjamin Givli.